Mail Stop 3561

February 24, 2009

Bruce Dugan
Chief Executive Officer
Inicia Incorporated
360 East 55th Street, Suite 13G
New York, NY 10022

> **Re:** **Re: Inicia Incorporated**
> **Form 1-A Amendment No. 3**
> **Filed on January 26, 2009**
> **File No. 24-10228**

Dear Mr. Dugan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      Your Offering Circular includes many of the instructions to Offering Circular Model A. As non-exclusive examples, we note Items 13 and 14 of Model A, Capitalization and Description of Securities, appearing on pages 29-31. However, other sections of your Offering Circular appear to follow either Model B or Form S-1. Also, we note that the Items do not appear sequentially. Item 5 appears on page 27; the next numbered item is 11 on page 38, followed by Item 3 on page 40.

Please tell us which format you are following and revise the Offering Circular accordingly. See the general instructions to Part II.


2.      We note you have checked the box indicating that you are currently conducting operations. However, other parts of your Form 1-A state that you are in the development stage. As non-exclusive examples, we note page 21 of Risk Factors and page 47 of Management's Discussion and Analysis. Please revise to reconcile the apparent inconsistency.

3.      We note the disclosure on page 38 regarding the bankruptcy order and "Corporate Shell Purchase Agreement." Please revise the overview of the business disclosure and elsewhere in your offering statement to provide further clarification of the bankruptcy of Elgin Technologies and the subsequent reverse merger with Inicia Incorporated. For example, it is unclear when and to whom the corporate shell of Elgin Technologies issued new shares of common stock after the bankruptcy proceeding.

4.      Also, where appropriate, please revise to address the predecessor entity's apparent failure to file Exchange Act reports between 2002 and 2008 and possible consequences resulting from the reporting history.

5.      Please revise to clarify whether the preferred stock referenced in Item 12 on page 39 was issued to New Century Capital, Inc. and Keystone Cap. Res. LLC or is contingent on some future event. We note that your description of this preferred stock includes the description that the "purchasers have authorized the issuance of one preferred share to each party." Please revise accordingly.

6.      With a view to disclosure, please advise us whether the public stockholders of Elgin Technologies now hold shares of Inicia. We note that Elgin's Form 8-K filed on August 11, 2008 and Exhibits 3.3 and 3.4 indicate that the common stock of Elgin Technologies was canceled as part of the bankruptcy proceeding. We also note, however, the disclosure on page 27 indicating that the company's stock trades on the Pink Sheets under the symbol "ELGN" and that the company had 215 stockholders of record as of October 30, 2008.

7.      Please clearly disclose whether and under what circumstances New Century and Keystone may exercise control over the company through the preferred shares. We may have further comment.

8.      We note the statement on page 49 that you are "actively in discussion with … merger candidates." You also state on page 48 that you are "attempting to raise debt … financing." It appears that this disclosure may have been carried forward

from Elgin Technologies.  Please revise to update this disclosure.  We may have further comment.

9.  On page six of your offering statement, you reference the use of an escrow for the offering proceeds until a minimum is obtained.  This offering, however, appears to have no minimum number of required securities to be sold, as described throughout the Offering Circular.  Please advise us the purpose of the escrow if there is no minimum number of securities to be sold in this offering.  Also, please describe the circumstances where the funds in escrow would be returned to investors.

10.  On page 32 you disclose your escrow agent for this offering is Michael Krome.  It appears from the Form 8-K filed on August 11, 2008 by Elgin Technologies that he was the sole officer and director of the entity that emerged from bankruptcy.  Please revise Management Relationships, Transactions and Remuneration and where appropriate to clarify Mr. Krome's involvement with Inicia Incorporated and this offering.

11.  Please include signatures with each amendment to meet the requirements of Instructions 1 and 2 of the Signature page on Form 1-A.  Please note that we will process only properly signed amendments.  Also, please note if a person is signing on the behalf of another person, a power of attorney must be filed as an exhibit with original signatures of the officers or directors subject to such an agreement.

Cover

12.  The Commission file number for Inicia's Form 1-A filing is 024-10228.  Please include this number on the cover page for all subsequent amendments and correspondence.

13.  Please revise to include your primary Standard Industrial Classification Code number, IRS Employer Identification Number, and the name, address, and telephone number of your agent for service under Delaware law.

Part I – Notifications, page 2

Item 1. Significant Parties, page 2

14.  Please revise to include the residential and business address, including the street number, of each director and officer.  We note that proper residential addresses are not provided for Bruce T. Dugan, Larry Schulz, or Robert Buontempo.  We also note that many of the addresses listed under Item 1(a) are inconsistent with those in Item 1(b).  Please revise accordingly.  To the extent any changes are

made, please revise the "Officers and Key Personnel of the Company" and Directors of the Company" sections accordingly.

15.     Please revise Item 1(d) and (e) to include the record and beneficial owners of your preferred stock if necessary.

16.     Please advise us whether New Century, Keystone, James W. Zimbler, or Mr. Dugan should be treated as promoters or affiliates pursuant to Rule 405 of Regulation C.  We may have further comment.

Item 4. Jurisdictions in Which Securities are to be Offered, page 4

17.     Please identify the directors that will be offering your Regulation A securities. Also, please advise, on a supplemental basis, whether each seller director is a registered broker-dealer or exempt from broker dealer registration.  If Exchange Act Rule 3a4-1 will be relied upon, please supplementally provide us with sufficient facts on how each selling director will satisfy the elements of the Rule. We may have further comment.

18.     Please clarify the method by which the securities are to be offered in New York by defining what you mean by "through the Directors."

Item 5. Unregistered Securities Issued or Sold Within One Year, page 4

19.     Please revise this section to include the preferred shares issued to New Capital and Keystone and the securities that were exchanged for 84 million new shares of Inicia Incorporated, or advised.

Part II – Offering Circular, page 6

Cover, page 6

20.     Please revise to include a reference to Questions 9 and 10 after the Total Proceeds line.  Similarly, please include a reference to the Risk Factors section as provided in the instructions to Form 1-A.

21.     Please revise your cover page to fit in one page.

Exhibits, page 7

22.     Please advise us if Elgin's certificate of incorporation is now the certificate of incorporation of the company.

23.     Please move the Exhibit Index to Part III of the offering statement after the Financial Statements.

24.     Please number the exhibits according to the numbering scheme outlined in Item 2 of Part III of the offering statement.

25.     Please include a legality opinion and consent as required by Item 2(11) of Part III of the offering statement.

26.     Please file another Exhibit 3.2.  The copy submitted with your Form 1-A is illegible.

27.     Please advise us the purpose of the "Incorporation by Reference" phrase at the bottom of page 7 or delete.

The Company, page 9

28.     It appears that "The Company" section from Question 1 of Offering Circular Model A is integrated in your "Item 1. Description of Business" section.  It appears that you should revise and include a separate "The Company" section on page nine and move the Business section to after the Risk Factors section, as it is described in your table of contents.  Please revise or advise.

29.     Please include all of the requirements of Question 1 in your The Company section, including the date of incorporation, the company telephone number, person(s) to contact with respect to the offering and their telephone number if different from the corporate phone number, or advise.

Business, page 9.

30.     Please substantially revise your Business section to clarify: 1) which products and services are currently offered; 2) which products and services will be offered within 12 months after receiving the proceeds from this offering; and 3) which products and services will only be offered with additional financing or cash generated from speculative future performance not based on recent operating history.  In particular, please clearly describe the current operations (i.e. whether there are actual customers for a product, advertising revenue, or distribution channels, etc.) and what steps the company has performed as of today for the prospective businesses (i.e. signing contracts, developed a prototype, etc.).

31.     We note that the description of your business in your Management's Discussion and Analysis section starting on page 47 appears to be inconsistent with the Business section in Item 1, Description of Business starting on page 9.  For example, the Software and Website Development Division is described as dormant pending proceeds from the offering.  Please revise this section accordingly.

32.     In the Video Programming Division, please clarify if any pre-production of the videos has occurred, including signing of contracts with Karen Desoto or Gretchen Cryer.  If yes, please advise us whether any contracts are material subject to the requirements of Item 2(b) of Part III of the offering statement.

33.     Please revise to clarify whether the list of Existing and Planned Publication Communities on pages 14 and 15 are entities created or to be created under the communities and publications division (Division #3 on page 13) or are the website sites created or will be created for third parties by the Software and Website Development Division.  If the websites are company owned or will be owned by Inicia as part of the communities and publication division, please place the list by your description of that division instead of the Website Development Division.

34.     Please clarify if the company's primary strategy is to position itself to be purchased by another company.  It is briefly mentioned on pages 16, 17, and 49. Also, please clarify what you mean by attempting a "roll up" with your competitors.

35.     Please revise your "Market Analysis, Definition and Cutomer (sic) Profile" section to describe the company's industry or industries.  It appears that much of the industry description relates to large, broad-based website such as myspace.com, youtube.com, hulu.com, and others.  Since your business seems to be in smaller niche areas, it seems inappropriate to devote much of your industry discussion on companies and broader areas than in which you will compete.

36.     Please revise your Competition section on page 16 to disclose whether you are expected to compete based on price, service, or another basis.  Further, please indicate the current or anticipated price ranges for the company's products and services.

37.     Please revise to include the Note at the end of Question 3(c) in Offering Circular Model A.

38.     In the Competition section, you mention a variety of websites that are your competitors (i.e. UrnotAlone.com and Escapeartist.com).  Please clarify if these websites are all commercial ventures, and summarize their businesses, including, for example, whether they are also development stage companies.

39.     In the Competition section, you mention competitors for your TGLIFE.com and the Expat 360 business but not for other websites or businesses.  Please expand your competition discussion to address all of your businesses to the extent material.  We note on pages 12 through 15 of your offering statement, you mention many more websites and businesses that either are currently operating or will be operating in the future.

40.     Please revise your Marketing Plan section on page 17 to clarify which part of the plan is currently being performed by the company and which parts are dependent on the proceeds from this offering.  To the extent any part of the plan depends on future financing or speculative performance not based on recent operating history, please clearly state so.

41.     The Marketing Plan should also specify what parts of the plan relate to each of the company's four divisions.  For example, it is unclear if any of the Marketing Plan relates to the New Products Division.  Please revise accordingly.

42.     Also, please clarify what you mean by "established a relationship" and "established a dialogue" with America's Mediamarketing, Inc. and Rivendell, Inc., respectively, as described in your Marketing Plan.

43.     Please revise to include the information required by Question 3(e).

44.     As required by Question 3(g), please state the number of your employees, including type of employee.  In the Risk Factors section on page 20, you disclose that you have six employees with no further description.  Please describe their duties or functions, which location they work, and what division(s) they are assigned.

45.     On page 10, you mention that you are planning on adding an unspecified number of development and programming staff in the short term and by 2010.  On page 12, you mention adding a Community Manager and Managing Editor for website properties as they are launched.  Please revise to provide further clarification of the number, location, and types of employees that you anticipate hiring in the next 12 months.  Also, please clarify whether the hiring of these new employees will be funded out of the proceeds of this offering or current operations.

46.     Please revise to include the extent which your operations depend or expect to depend on patents, copyrights, trade secrets, etc. and the steps undertaken to secure your intellectual property.  If no patents or copyrights have been filed, please clearly state so.

47.     Please revise to state the amount spent on research and development in the last fiscal year and the amount expected to be spent in the next 12 months.  On page 15, you disclose you have no formal research and development program.  If the amount spent on research and development in the last fiscal year is zero, please clearly state so.

48.     Please revise to disclose the extent to which your business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies.  In addition to the typical material

regulation confronting media and software companies, please include whether there are any material regulation as it relates to your specific websites.

49.     Please revise your history and organization section to describe your merger with Elgin Technologies and the bankruptcy proceeding.

Risk Factors, page 18

50.     It appears some of the information in the Risk Factors section is not up to date, please revise accordingly.  For example on page 19, the discussion in the fifth full paragraph refers to the number of shares as of September 29, 2008, as opposed the current amount.  On page 21, the third full risk factor mentions that the company has not engaged in active operations.

51.     Please clarify how you determined that management owns 90% of the company's outstanding shares of common stock in the fifth risk factor on page 22.  On page 39, it appears management owns 84 million shares of common stock out of slightly more than 101 million shares outstanding.  This seems to indicate management owns approximately 83% of the company's outstanding common stock.  Please revise or advise.

52.     The first full risk factor on page 23 mentions listing standards for the Nasdaq Small Cap Market.  Please clarify whether the company intends to seek listing its shares on this exchange.  If not, please remove this information from the risk factor and clearly state, if true, that the company does not anticipate listing its shares with any exchange within the next 12 months.

53.     The fourth full risk factor on page 23 indicates that shares are being offered applicable to New York securities laws and "other applicable state securities laws."  In Item 4(b) on page 4, you do not mention any other state other than New York.  Please revise to address this inconsistency.

54.     The sixth full risk factor on page 23 mentions the possibility that the offering may be made through a registered broker-dealer.  We note that Items 1(i) through (m) of Part I are marked as "N/A."  Please remove the language that references registered broker-dealer sales in this offering or revise Item 1 and page 31, Plan of Distribution, accordingly.

Description of Property, page 24

55.     Please provide the addresses of all of your business offices, including your 74th Street New York City, Elizabeth, New Jersey, and Harrison, Arkansas locations.  Also, please provide further information regarding how the company is able to obtain free space at these locations.  It is unclear from Item 1 of Part I of Form 1-A whether these locations are, for example, the personal residences of your

officers and directors.  If the office location is free because an officer has another business in the same location, please state so and revise accordingly.

56.     Please provide the address of your Miami, Florida location when it is known.

Offering Price Factors, page 24

57.     Please revise to provide the per share amounts for net, after tax-losses and net tangible book value.

58.     Please provide the basis for management's belief that the company will substantially increase in value in Question 7(a).  Management representation's of future economic performance must have a reasonable basis and include assumptions used in those projections.

59.     Please revise the first paragraph on page 25 to disclose the issuances within the previous 12 months.

60.     Please revise the second paragraph on page 25 to include the preferred shares held by Keystone and New Century.  In addition to the 35.6% you identify, please disclose the voting power of the purchasers of this offering assuming both situations under which the preferred owners may vote their shares under the Purchase Agreement.

Use of Proceeds, page 25

61.     Please clarify what the "Development/Marketing" and "General Working Capital" uses entail.  Please provide sufficient detail on a line item basis and reference the initiatives discussed in the business section.

62.     Please complete Questions 9(b), 10, 11, and 12 of Offering Circular Model A.

Item 5, Market for Common Equity and Related Stockholder Matters, page 27

63.     Much of this section appears out of date, please update.  For example, you state that your common stock still trades on the Pink Sheets under the symbol "ELGN."

64.     In this regard, it appears that trading of "INIA" began on March 20, 2008.  With a view to disclosure, please advise us of the trading of your securities.

Capitalization Summary, page 29

65.     Please revise your Capitalization Summary table on page 29, as it appears to be inconsistent with your balance sheet.  For example, the short term debt, additional paid-in capital, and common stock par value differ from the balance sheet.

Further, it is unclear what the "Common Stock- Total Contributions" line in the table represents.

66.     Please revise to include the two preferred shares, as describe on page 38, if they have been issued to New Century and Keystone.  It appears that these preferred shares differ from the 1,000,000 shares authorized by the company, and that the two shares should be listed as a separate class of preferred stock on page 29.

Description of Securities, page 14

67.     Please revise this section to clarify whether the non-voting securities offered in this offering are a different class of common stock as those held by management and/or Elgin shareholders.

Plan of Distribution, page 31

68.     On page 32, please specify the directors who will offer securities.  Also, please include their addresses and phone numbers in Question 24.

69.     Please provide an answer to number 25 on page 31.

Officers and Key Personnel of the Company, page 32

70.     Please identify the nationally distributed record company built by Mr. Dugan. Also, please supplementally provide us with support for the monthly revenue figures for Worldways Freight Systems and TFS American or omit.

71.     Please clarify whether Mr. Schraft is based in Argentina and revise his home and business addresses here and other appropriate places in the offering statement as necessary.

72.     Larry Schulze's officer and director biographies both mention that the company will launch eight more online properties in the next 12 months.  The MD&A similarly mentions eight new websites.  This appears inconsistent with the short and long term goals set forth on page 10.  Please revise to reconcile the apparent inconsistency.

Directors of the Company, page 36

73.     Please revise to answer Questions 35(a) and (b) of Offering Circular Model A.  It appears many members of your management have worked for media and software companies in the past.

74.     Please revise to include the Note on page 19 of the Instructions to Offering Circular Model A immediately after Question 36.

Principal Stockholders, page 38

75.     Please revise your table on page 39 of your Offering Circular to conform with the table in Question 37 of Offering Circular Model A.  Further, the table appears to omit the approximately 17 million shares of common stock held by Elgin shareholders.

76.     Please revise the table at the top of page 39 to provide the information pre- and post-offering, and include percentages assuming the minimum and maximum shares are sold.

77.     Please clarify why you list 17,400,346 shares outstanding as of September 29, 2008 (second paragraph on page 39) but also 17,238,300 on the same date (page 40).

78.     Please revise to disclose the beneficial owner or control person of New Century.

Management Relationships, Transactions, and Remuneration, page 39

79.     Please revise to answer Questions 39 and 42 of Offering Circular Model A.

Financial Statements

80.     The financial statements should be updated, as necessary, to comply with Form 1-A, part F/S.

81.     We note your disclosure on pages 21 and 47 that you are in the development stage.  To comply with SFAS 7, your statements of operations and statements of cash flows should include a cumulative column from the period from inception (July 11, 2005) to September 30, 2008. The statement of shareholder's equity should include issuances and balances from inception. Further, your financial statements should be labeled as of those of a development stage entity.  Please advise or revise.

Statements of Income and Loss, page 43

82.     Please revise to disclose earnings per share information in accordance with SFAS 128.

Statements of Cash Flows, page 44

83.     Please revise your statement of cash flows to comply with SFAS 95.  Specifically, we note that you have classified contributions of capital as cash provided by investing activities, whereas this amount appears to be a financing activity (see paragraphs 18 – 20 of SFAS 95).  In addition, we do not see where you disclosed

the proceeds received from your loan payable as a financing activity. Please advise or revise.

Statements of Changes in Shareholder's Equity, page 45

84. Please revise to disclose your material equity issuances and capital contributions for each year since inception. Your presentation should separately state the number and dollar amount of common and preferred shares issued, related additional paid-in capital, and the dates of issuance for all capital contributions.

85. In regards to the timeframe from the purchase of Elgin by Keystone and New Capital in August 2008 to the date of the reverse merger:
   • Provide us with the detail of common stock issuances between August 2008 and the reverse merger, including the number of shares issued and consideration received;
   • Tell us if the two preferred shares related to the purchase of the Elgin in August 2008 were issued and their status as of your most recent balance sheet date.

Notes to Financial Statements, page 46

General

86. In regard to your interim financial statements, please revise to include a statement that in the opinion of management, all adjustments necessary for a fair statement of results have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, please furnish as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

87. Please revise the notes to your financial statements to include all disclosures required by GAAP. Your revised disclosures should, at a minimum, address the following issues.
   • Disclose of the terms of your lease as required by paragraph 16 of SFAS 13.
   • Disclose your reserve for doubtful accounts on the face of your balance sheet or in a note thereto and your related policy for determining such reserve.
   • The significant terms and conditions (e.g. term, interest rate, conversion features, related party, etc.) of your loan payable.
   • Considering you have significant operations in Argentina, please revise describe how you apply SFAS 52.
   • Provide income tax disclosures required by paragraphs 43-48 of SFAS 109.

- Considering you have two classes of stock (i.e. common and preferred), disclose the pertinent rights and privileges of the various classes of stock as prescribed by paragraph 6 and 7 in SFAS 129.
- Tell us whether your publication services (i.e. advertising sales, affiliate sales and subscriptions) and your contract services (i.e. software programming and website hosting) represent separate operating segments as defined in paragraph 10 of SFAS 131 and the basis for your determination. If they represent separate operating segments, please revise to include the disclosures required by paragraphs 25 – 28 of SFAS 131.
- Disclose the impact of recently issued accounting standards on your financial statements when adopted pursuant to SAB Topic 11M.
- Disclose the facts and circumstances related to any material subsequent events (i.e., the issuance of 84,000,000 shares in October 2008.) and the related accounting implications.

Note 1, page 46

88.    In connection with the reverse merger with Inicia, please respond to the following:
- Disclose the date of the acquisition in accordance with paragraph 48 of SFAS 141 and tell us how this date is consistent with the merger agreement (filed as Exhibit 3.6);
- Your disclosure in the third recital of the merger agreement indicates the merger was effected with a one-for-one exchange. Based on the signature page of Mr. Dugan, it appears Inicia had 1,500 shares outstanding. Tell us how you had 17,238,300 shares outstanding at September 30, 2008;
- Considering only 1,500 shares appear to have been issued for Incia, please tell us why you believe this transaction should have been recorded as a reverse merger. Please provide us with your analysis of paragraph 17 of SFAS 141 to support your conclusion. In your analysis, please address the voting ability of the preferred shares and their implications on your accounting treatment of this transaction.

Note 3, page 46

89.    In connection with the comment above, please revise to disclose your revenue recognition policy for each of your revenue streams (i.e. advertising sales, subscriptions, software programming, website hosting) and the related authoritative literature used to support your policy. In addition, disclose the significant contract terms and conditions, including any customer acceptance provisions, warranties and other post-delivery obligations and the related accounting policies (consider the guidance of SFAS 48).

Management's Discussion and Analysis of Certain Relevant Factors, page 47

90.     Please revise to answer Questions 49 and 50 of Offering Circular Model A.

91.     Please clarify here and other appropriate places in your offering statement the
        meaning of the phrase "certain monies have been promised to be delivered upon
        the Company receiving its new trading symbol," on page 48.  We may have
        further comment.

Financings, page 48

92.     We note your disclosure that "certain monies have been promised to be delivered"
        upon you receiving your new trading symbol.  Please revise to disclose the nature
        of these commitments and the related amounts.

Results of Operations, page 48

93.     We note your discussion only includes your results through December 31, 2007.
        Please revise to discuss your results through the most recent date for which
        financial statements are included (e.g. September 30, 2008).  Specifically discuss
        (i) the causes underlying your losses and what steps you are taking to address
        these causes, (ii) any trends in your historical operating results and (iii) any
        changes now occurring in the underlying economics of your industry or your
        business which will have a significant impact on your results during the next 12
        months.  See paragraphs 47-48 of the Form 1-A instructions for guidance.

Discontinued Operations, page 49

94.     It appears the temporary termination of the third party contract services as
        disclosed here does not meet the definition of a discontinued operation as
        provided in paragraph 42 of SFAS 144. Please revise to remove this reference to
        discontinued operations or advise.

Closing Comments

        As appropriate, please amend your offering statement in response to the
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review.  Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all

information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing cleared, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing cleared, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of being cleared as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, the primary accounting examiner for this filing, at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, the primary legal examiner for this filing, at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with other questions.

Sincerely,


John Reynolds
Assistant Director


cc:     M. David Sayid
        Fax (212) 247-7535